UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 20th January, 2020	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Senior Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 18th January, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the Outcome of the Board meeting held on 18th January, 2020.

Exhibit I

January 18, 2020

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re: Outcome of the Board meeting of the Bank held on January 18, 2020

Pursuant to provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby inform that:

1)

In terms of the provisions of Section 10A(2A) of the Banking Regulation Act, 1949, no director of a banking company, other than its Chairman or Whole-Time Director, can hold office continuously for a period exceeding eight years. Mr. Keki Mistry has completed a consecutive term of eight years at the close of business hours on January 18, 2020 and has accordingly relinquished his office as Director of the Bank. The Board places on record its sincere appreciation of the contribution made by Mr. Mistry during his tenure with the Bank and wishes him the best for his future endeavours.

2)

The Board of Directors has duly approved the re-appointment of Mr. Malay Patel as an Independent Director on the Board of the Bank for a period of three years commencing from March 31, 2020 (upon expiration of his first term on March 30, 2020), subject to the approval of the shareholders at the ensuing Annual General Meeting of the Bank.

3)

The Board of Directors has duly approved the re-appointment of Mr. Kaizad Bharucha as an Executive Director on the Board of the Bank for a period of three years commencing from June 13, 2020 (upon expiration of his term on June 12, 2020), subject to the approval of the Reserve Bank of India and the shareholders at the ensuing Annual General Meeting of the Bank.

Kindly take the same on your records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary